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                                                                 Exhibit (e)(17)

                      EMPLOYMENT AND NON-COMPETE AGREEMENT

                                 BY AND BETWEEN

                           ROLLINS TRUCK LEASING CORP.

                                       AND

                                PATRICK J. BAGLEY

        THIS AGREEMENT, is by and between Rollins Truck Leasing Corp. (the "Company") and Patrick J. Bagley (the "Executive") and is effective as of this 31st day of December, 2000 (the "Effective Date").

                              W I T N E S S E T H:

        WHEREAS, the Executive is currently employed by the Company or an affiliate thereof in a managerial position; and

        WHEREAS, the Executive has, in the course of his employment, developed relationships with employees and customers of the Company, and learned valuable and sensitive information concerning the Company's policies and procedures; and

        WHEREAS, the Executive has, in the course of his employment, been exposed to valuable and sensitive Company reports, files, memoranda, records, software, and other property; and

        WHEREAS, the Company recognizes that the solicitation of its employees and customers, and the use or disclosure of the policies, procedures, information, documents, and property of the Company would be damaging to the Company's interests; and

        WHEREAS, the Company's board of directors has determined that it is in the best interests of the Company to protect its interests through the use of Employment and Non-Compete Agreements; and

        WHEREAS, the Company's board of directors has determined that it is in the best interests of the Company and its shareholders for the Company to agree to provide benefits under the circumstances described below to the Executive and other executives who agree to such an agreement.

        NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties hereto agree as follows:
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                                    SECTION 1
                                   DEFINITIONS

        "Announcement" shall mean a press release issued by the Company announcing the signing of an agreement whereby the Company will merge with any other entity or a tender offer for the shares of the Company stock will be initiated.

        "Board" shall mean the Board of Directors of the Company or the ultimate corporate parent entity which owns the Company if the Company is not public.

        "Cause" shall mean a unanimous determination by the Board that the Executive has been convicted of a felony, has embezzled from, or committed fraud against, the Company, which embezzlement or fraud has a material adverse financial impact on the Company, or has been grossly insubordinate, which gross insubordination has continued after written notice of such from the Board, in any such case which determination, if challenged by the Executive within 90 days in accordance with Section 7, is upheld by a final, non-appealable arbitration award.

        "Change in Control" shall mean the earlier to occur of the effective day of (a) the closing of a tender offer for the Company's stock following the Announcement or (b) the closing of a merger or similar transaction ("Transaction") of the Company and any other entity; provided, however, a Transaction the result of which is the shareholders of the Company's voting securities immediately prior to the Transaction own, directly or indirectly in substantially the same proportion, at least 60% of the voting securities of the survivor of such Transaction immediately following such Transaction shall not be a Change in Control.

        "Change in Control Fee" shall mean $600,000.

        "Code" shall mean the Internal Revenue Code of 1986, as amended.

        "Company Information" shall mean (i) confidential information including, without limitation, information received from third parties under confidential conditions, (ii) information subject to the Company's and its affiliates' attorney-client or work-product privilege; and (iii) other technical, business, legal or financial information (including, without limitation, customer lists), the use or disclosure of which might reasonably be construed to be contrary to the Company's and its affiliates' interests.

        "Date of Termination" shall mean the date on which the Executive's employment is terminated.

        "Employment Period" shall mean the period of time during the Extension Period the Executive is an employee of the Company.

        "Extension Period" shall mean the 48 month period following the Change in Control, provided that if the Employment Period is less than twenty-four (24) months and if the Company terminates Executive's employment for Cause or if Executive terminates his employment without Good Reason, the Extension Period shall be reduced by the difference between twenty-four (24) months and the Employment Period.


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        "Good Reason" shall mean a (i) reduction in title, responsibilities or support services, (ii) relocation outside of the city where the Executive currently has his main office, (iii) travel at a level that exceeds the travel requirements before the Change in Control, (iv) any breach by the Company of its obligations hereunder, (v) any breach by the purchaser under a merger or acquisition agreement pursuant to which the Change in Control takes place relating to employee benefits or directors' and officers' insurance or indemnification provisions, or (vi) any reason whatsoever two years after the Change in Control.

        "Monthly Amount" shall mean (a) $36,667 for the shorter of (i) the first 24 months of the Extension Period or (ii) the Employment Period if less than 24 months because the Company terminates Executive's employment for Cause or Executive terminates his employment without Good Reason; and (b) $30,000 for the remainder of the Extension Period.

        "Non-Compete Monthly Amount" shall mean the portion of the Monthly Amount in clause (b) of the definition of Monthly Amount which is paid in consideration of the Executive's agreement to the restrictions and other provisions of Section 8, with the remainder of the Monthly Amount and other benefits under this Agreement paid after the Employment Period to be treated as severance. Executive's Non-Compete Monthly Amount shall be calculated by multiplying the Monthly Amount in clause (b) of the definition of Monthly Amount by 50 percent.

        "Pro Rated Bonus" shall mean $75,000 multiplied by a fraction, the numerator of which is the number of days in the current fiscal year through the Change in Control, and the denominator of which is 365.

        "Retirement Plan" shall mean the Company's qualified defined benefit retirement plan(s) in which the Executive participates.

        "SERP" shall mean any and all supplemental retirement plans in which the Executive participates (including, but not limited to, any benefit restoration plan(s) maintained by the Company from time to time).

                                   SECTION 2
                                TERM OF AGREEMENT

        This Agreement shall be effective as of the Effective Date but shall terminate on the first annual anniversary of the Effective Date if no Change in Control occurs prior to such date.

                                   SECTION 3
                                    BENEFITS

        (a) On the date of a Change in Control, the Company shall pay to the Executive in cash the Change in Control Fee and the Pro Rated Bonus.

        (b) During the Extension Period, the Company shall pay to the Executive the Monthly Amount, payable on the first day of each month, prorated for partial months.

        (c) If the Executive's employment is terminated during the Extension Period, then,


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            (i) within five business days after the Date of Termination, the
Company shall pay to the Executive (or if the Executive dies after his Date of Termination, but before receiving all payments to which he has become entitled hereunder, to the estate of the Executive) in cash all accrued but unpaid salary, earned but unpaid bonuses, and accrued but unused vacation;

            (ii) the Company shall pay to the Executive (or if the Executive dies after his Date of Termination, but before receiving all payments to which he has become entitled hereunder, to the estate of the Executive) the Monthly Amount on the first day of each month during the remainder of the Extension Period;

            (iii) the Company shall pay to the Executive (or if the Executive dies after his Date of Termination, but before receiving all payments to which he has become entitled hereunder, to his beneficiary, if any, under the Retirement Plan) a monthly amount equal to the excess of (1) the monthly benefit under (x) the Retirement Plan and (y) the SERP, that the Executive or his beneficiary, if any, under the Retirement Plan would have received if his employment had continued for the Extension Period (giving credit for all purposes, including, but not limited to, accrual of benefits, vesting, age and years of service), assuming that, for purposes of determining benefits under the Retirement Plan and SERP, the Executive's covered annual compensation ("Covered Compensation") during the Extension Period would have been equal to the Executive's annual rate of Covered Compensation at the Date of Termination or, if greater, at the time of the Change in Control (determined without regard to compensation or benefit limitations prescribed by federal law or regulation), over (2) the Executive's actual monthly benefit (paid or payable), if any, under the Retirement Plan and the SERP, with such excess being paid in the same manner and at the same time as the benefit under the Retirement Plan or the SERP, the present value of such payments amount to be placed in a Rabbi trust pro rata over the Extension Period;

            (iv) on the Date of Termination the Company shall transfer title and ownership to the Executive of his laptop computer, if any, without any payment by the Executive to the Company.

        (d) During the Extension Period (whether or not during the Employment Period) the Executive shall be entitled to the following additional benefits:

            (i) The Executive and, as applicable, the Executive's covered dependents shall be entitled to all health, welfare, and fringe benefits provided by the Company to its key employees generally or to the Executive on an individual or group basis (including, but not limited to, any life, accident, health, hospitalization or long-term disability insurance, maintained from time to time by the Company), whether maintained pursuant to a plan, policy or other arrangement (written or unwritten), as if the Executive were still employed during such period, at the same level of benefits and at the same dollar cost to the Executive as is available generally to comparable employees of the Company (but in no instances shall such benefits be at a level less than as in effect on the date of the Change in Control). If the Company reasonably determines that the coverage required under this Section would cause a welfare plan sponsored by the Company to violate any provision of the Code prohibiting discrimination in favor of highly compensated employees or key employees, or if any benefits described in this Section cannot be


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provided (or the Company determines that it does not wish to provide such benefits) pursuant to the appropriate plan or program maintained for employees of the Company, the Company shall provide such benefits outside such plan or program at no additional cost (including, without limitation, tax costs) to the Executive or, as determined by the Company in its sole discretion, the Company will pay to the Executive the cash equivalent thereof. The benefits provided in accordance with this Section shall be secondary to any comparable benefits provided by another employer if and only if the Executive chooses to be covered by such other employee plan.

            (ii) The continued use of the Executive's Company car, if any, consistent with past practices as in effect immediately prior to the Change in Control (including but not limited to replacement with a new comparable automobile when the automobile is three years old); provided that the Company may at any time following the Date of Termination, in its discretion, discharge its obligation under this Section by transferring title to such car to the Executive.

        (e) (i) (i) If all, or any portion, of the payments and benefits provided under this Agreement, if any, either alone or together with other payments and benefits which the Executive receives or is entitled to receive from the Company, would constitute an excess "parachute payment" within the meaning of Section 280G of the Code (whether or not under an existing plan, arrangement, or other agreement) (each such parachute payment, a "Parachute Payment"), and would result in the imposition on the Executive of an excise tax under Section 4999 of the Code, then, in addition to any other benefits to which the Executive is entitled under this Agreement or otherwise, the Executive shall be paid an amount in cash equal to the sum of the excise taxes payable by the Executive by reason of receiving Parachute Payments plus the amount necessary to place the Executive in the same after-tax position (taking into account any and all applicable federal, state and local excise, income or other taxes at the highest possible applicable rates on such Parachute Payments (including, without limitation, any payments under this Section) as if no excise taxes had been imposed with respect to Parachute Payments (the "Parachute Gross-Up"). Any Parachute Gross-Up otherwise required by this Section shall not be made later than the time of the corresponding payment or benefit hereunder giving rise to the underlying Section 4999 excise tax, even if the payment of the excise tax is not required under the Code until a later time.

            (ii) Subject to the provisions of Section 3(e)(iii) and except as may otherwise be agreed to by the Company and the Executive, the amount or amounts (if any) payable under this Section 3 shall be as conclusively determined by the Ernst & Young, L.L.P., or such other firm as mutually agreed to by the Company and the Executive ("Independent Tax Counsel"), whose determination or determinations shall be final and binding on all parties. The Executive shall agree to utilize such determination or determinations, as applicable, in filing all of the Executive's tax returns with respect to the excise tax imposed by Section 4999 of the Code, if any. If such Independent Tax Counsel fails or refuses to make the required determinations for any reason, then such determinations shall be made by a comparable firm or group of national reputation to which the parties reasonably mutually agreed. All fees and expenses of the Independent Tax Counsel or its replacement shall be paid by the Company.

            (iii) As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Independent Tax Counsel hereunder, it is possible that Parachute Gross-Up payments, if any, which will not have been made by the


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Company, should have been made, together with any interest, penalties or taxes of any kind thereon, consistent with the calculations required to be made hereunder (a "Underpayment"). The Company shall pay all such Underpayment to or for the benefit of the Executive. The Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment within ten (10) business days after the Executive is informed in writing of such claim. The Company shall notify the Executive within ten (10) business days of receipt of the Executive notice that the Company (x) will pay the Underpayment and do so on or before the date due, or (y) that it desires to contest such claim. The Executive will cooperate with the Company in any such contest; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Executive shall be entitled, at Executive's expense, to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

            (iv) References herein to Code sections shall apply to comparable Code sections in the event of any amendment to the Code.

        (f) In the event of the Executive's termination of employment under this Agreement, the Executive shall be under no obligation to seek other employment, and there shall be no offset against amounts due the Executive under this Agreement on account of any remuneration attributable to any subsequent employment.

                                   SECTION 4
                                   EMPLOYMENT

        Following a Change in Control, the Executive will, except as provided below, continue as an employee during the Extension Period. During the Employment Period:

            (i) The Executive shall perform services consistent with his past practices,

            (ii) The Executive shall not be required to relocate outside of the city where the Executive currently has his main office or travel in excess of past practices,

            (iii) The Executive shall enjoy the same or comparable office and support services as he enjoyed prior to the Change in Control.

            (iv) The Executive shall not be required to devote more time to Company business than he did prior to the Change in Control and may continue director or officer positions with other private or public entities that do not violate Section 8.

            (v) The Executive's expenses shall be reimbursed consistent with past practices,


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            (vi) The Executive shall receive not less than four weeks paid vacation, and

            (vii) The Executive shall receive continued payment of professional and organizational dues and fees as in effect prior the Change in Control.

        No breach or alleged breach of this Section 4 shall constitute grounds for, or otherwise entitle, the Company to offset payments otherwise owing to the Executive under this Agreement.

                                    SECTION 5
                               SOURCE OF PAYMENTS

        All payments provided for in Sections 3 and 8 of this agreement shall be paid in cash from the general funds of the Company; provided, however, that such payments shall be reduced by the amount of any payments made to the Executive or his dependents, beneficiaries or estate from any trust or special or separate fund established by the Company to assure such payments. Except for Rabbi trusts for SERP, which shall be fully funded consistent with past practices, and for the payments referred to in Section 3(c)(iii), the Company shall not be required to establish a special or separate fund or other segregation of assets to assure such payments. If the Company shall make any investments to aid it in meeting its obligations hereunder, the Executive shall have no right, title or interest in or to any such investments except as may otherwise be expressly provided in a separate written instrument relating to such investments. Except as provided above, nothing contained in this Agreement, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind or a fiduciary relationship between the Company and the Executive or any other person. To the extent that any person acquires a right to receive payments from the Company such right shall be no greater than the right of an unsecured creditor of the Company.

                                    SECTION 6
                               LITIGATION EXPENSES

        In addition to the Company's obligations under Section 3(c) hereof, the Company shall pay all legal fees and expenses incurred in a legal proceeding (including arbitration) by the Executive in seeking to obtain or enforce any right or benefit provided by this Agreement (including, without limitation, any rights to a Parachute Gross-Up). Such payments are to be made within five days after the Executive's request for payment accompanied with such evidence of fees and expenses incurred as the Company reasonably may require; provided, however, that if the Executive institutes a proceeding and the judge or other decision-maker presiding over the proceeding affirmatively finds that the Executive has failed to prevail substantially, he shall pay his own costs and expenses (and, if applicable, return any amounts theretofore paid on his behalf under this Section 6.

                                    SECTION 7
                                   ARBITRATION

        All disputes with respect to the subject matter of this Agreement and the enforcement of rights hereunder shall be submitted to binding arbitration in accordance with the rules of the American Arbitration Association (the "AAA"). Each party hereto shall designate one arbitrator (who need not be impartial) within fifteen (15) days after notice of the dispute. The two


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arbitrators so designated shall endeavor to designate promptly a third, neutral arbitrator. If the two arbitrators have not designated the third arbitrator by the fifteenth (15th) day following the designation of the second arbitrator, or if a second arbitrator has not been designated by the (15th) day following the designation of the first, either Party may request the AAA to designate the remaining arbitrator(s). The third arbitrator shall take an oath of neutrality. The arbitrators shall not be bound by judicial formalities and may abstain from following the strict rules of evidence and shall interpret this Agreement as an honorable engagement and not merely as a legal obligation. The arbitrators shall have the power to render equitable relief as may be available in accordance with applicable law. Unless otherwise agreed by the parties, any such arbitration shall take place in [insert applicable city where Executive's office is currently located], and shall be conducted in accordance with the Rules of the AAA. The determination reached in such arbitration shall be final and binding on both parties without any right of appeal or further dispute. The arbitrators' award may be confirmed in, and judgment upon the award entered by, any federal or state court having jurisdiction over the parties.

                                    SECTION 8
                              RESTRICTIVE COVENANTS

        (a) Within a reasonable period of time following his termination of employment, the Executive shall return to the Company all Company Information, reports, files, memoranda, records, credit cards, cardkey passes, door and file keys, computer access codes, software and other property which the Executive has received, prepared, or helped to prepare in connection with his employment with the Company, except as provided in Section 3. The Executive acknowledges that in the course of employment with the Company, he has acquired Company Information and that such Company Information has been disclosed to him in confidence and for the Company's use only. The Executive agrees that, during the Extension Period, he (i) will keep such Company Information confidential at all times, (ii) will not disclose or communicate Company Information to any third party, and (iii) will not make use of Company Information on his own behalf or on behalf of any third party. The Executive further acknowledges and agrees that the Company's remedy in the form of monetary damages for any breach by him of any of the provisions of this Section 8 may be inadequate and that, in addition to any monetary damages for such breach, the Company shall be entitled to institute and maintain any appropriate proceeding or proceedings, including an action for specific performance and/or injunction.

        (b) Executive agrees not to, during the Extension Period, directly or indirectly, individually or on behalf of persons not now parties to this Agreement, or as a director, officer, principal, agent, executive, or in any other capacity or relationship, engage in any truck rental and leasing business (except as a passive investor holding not more than 3% of the equity of such business), or aid or endeavor to assist any business or legal entity, that is in the truck rental and leasing business and that competes with the Company anywhere in continental United States. The Company and Executive acknowledge the reasonableness of this covenant not to compete and the reasonableness of the geographic area and duration of time which are a part of said covenant.

        (c) Unless waived in writing by the Company, Executive further agrees that he will not, directly or indirectly, during the Extension Period, solicit the trade or patronage of any of the


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customers of the Company, regardless of the location of such customers of the
Company with respect to any services, products, or other matters in which the Company is active.

        (d) Unless waived in writing by the Company, Executive further agrees that he will not, directly or indirectly, during the Extension Period, solicit or attempt to entice away from the Company any director, agent or employee of the Company.

        (e) Executive acknowledges that the Company has no adequate remedy at law and would be irreparably harmed if Executive breaches or threatens to breach any of the provisions of this Section 8 and, therefore, agrees that the Company shall be entitled to injunctive relief to prevent any such breach or threatened breach thereof and to specific performance of the terms of this Section 8 (in addition to any other legal or equitable remedy the Company may have, including if so determined by arbitration pursuant to Section 7 that the Company is not obligated to pay to the Executive (or the Executive is required to repay to the Company) a portion or all of the Non-Compete Monthly Amount; provided, however, in all instances the Company shall continue to pay to the Executive the Non-Compete Monthly Amount unless and until there shall have been a final, non-appealable arbitration award determining the respective rights of the parties. Executive further agrees that Executive shall not, in any equity proceeding relating to the enforcement of this Section 8, raise the defense that the Company has an adequate remedy at law. Nothing in this Agreement shall be construed as prohibiting the Company from pursuing any other remedies at law or in equity that it may have under and in respect of this Agreement or any other agreement.

        (f) The Executive agrees to pay to the Company any outstanding amounts owed to the Company; provided, however, that no breach or alleged breach of this subsection (f) or any other provision of this Section 8 shall constitute grounds for, or otherwise entitle, the Company to offset payments otherwise owed to the Executive under this Agreement.

                                    SECTION 9
                                  SEVERABILITY

        If, for any reason, any one or more of the provisions or part of a provision contained in this Agreement shall be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement not held so invalid, illegal or unenforceable, and each other provision or part of a provision shall to the fullest extent consistent with law continue in full force and effect.

                                   SECTION 10
                     AMENDMENT, TERMINATION, OR MODIFICATION

        Except as provided below, this Agreement may not be terminated, modified or amended (other than with respect to amendments or modifications made by the Company solely for purposes of clarifying an ambiguous or unclear provision) other than by an instrument in writing signed by the parties hereto. No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement, except by written instrument signed by the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated


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therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

                                   SECTION 11
             CONSOLIDATION, MERGER, OR SALE OF ASSETS; ASSIGNABILITY

        The Company shall require (a) any successor (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business or assets of the Company and (b) the parent entity owning or controlling such successor expressly to assume and agree to perform under the terms of this Agreement in the same manner and to the same extent that the Company and its affiliates would be required to perform it if no such succession had taken place (provided that such a requirement to perform which arises by operation of law shall be deemed to satisfy the requirements for such an express assumption and agreement). Except as provided herein, the Executive's rights hereunder shall not be assignable.

                                   SECTION 12
                                 TAX WITHHOLDING

        The Company may withhold from any payments made under this Agreement all federal, state or other taxes as shall be required pursuant to any law or governmental regulation or ruling.

                                   SECTION 13
                              ENTIRE UNDERSTANDING

        This Agreement contains the entire understanding between the Company and the Executive with respect to the subject matter hereof and supersedes any prior agreement between the Company and the Executive regarding non-compete provisions, except that this Agreement shall not affect or operate to reduce any benefit or compensation inuring to the Executive of any kind elsewhere provided and not expressly dealt with in this Agreement.

                                   SECTION 14
                                BINDING AGREEMENT

        This Agreement shall be binding upon, and shall inure to the benefit of, the Executive and the Company and their respective permitted successors and assigns.

                                   SECTION 15
                                EMPLOYMENT STATUS

        Nothing herein contained shall be deemed to create an employment agreement between the Company and the Executive providing for the employment of the Executive by the Company for any fixed period of time prior to a Change in Control. Subject to the terms of any other agreement between the Company and the Executive, if any, the Executive's employment with the Company is terminable at will by the Company or Executive and each shall have the right to terminate Executive's employment with the Company at any time, with or without Cause, subject to the Company's obligation to provide any benefits required hereunder. In the event that the Company terminates the Executive's employment for Cause and the Executive submits such


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dispute to arbitration in accordance with Section 7, the Company shall continue to pay to the Executive the Monthly Amount and any and all other benefits hereunder unless and until there shall have been a final, non-appealable arbitration award determining that such termination was for Cause.

                                   SECTION 16
                                  NO ATTACHMENT

        Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge or hypothecation or to execution, attachment, levy or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.

                                   SECTION 17
                                     NOTICES

        All notices, requests, demands and other communications required or permitted hereunder shall be given in writing and shall be deemed to have been duly given if delivered or mailed, postage prepaid, first class as follows:

        (a) to the Company:

            Rollins Truck Leasing Corp.
            Legal Department
            One Rollins Plaza
            2200 Concord Pike
            Wilmington, DE 19803


        (b) to the Executive:

            ___________________________
            ___________________________
            ___________________________
            ___________________________

        or to such address as either party shall have previously specified in writing to the other.

                                   SECTION 18
                    REVOCATION AND EXECUTIVE ACKNOWLEDGMENTS

        The Executive acknowledges that he has read and understands the provisions of this Agreement. The Executive further acknowledges that he has been given an opportunity for his legal counsel to review this Agreement (or is given the opportunity to do so prior to the end of the revocation period hereunder) and that the provisions of this Agreement are reasonable and that he has received a copy of this Agreement.


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                                   SECTION 19
                        NOT COMPENSATION FOR OTHER PLANS

        It is understood by all parties hereto that, except as expressly provided herein, amounts paid and benefits provided hereunder are not to be considered compensation, earnings or wages for purpose of any employee benefit plan of the Company or its affiliates, including, but not limited to, the SERP and the qualified retirement plans.

                                   SECTION 20
                              HEADINGS OF NO EFFECT

        The section headings contained in this Agreement are included solely for convenience of reference and shall not in any way affect the meaning or interpretation of any of the provisions of this Agreement.

                                   SECTION 21
                                 APPLICABLE LAW

        This Agreement and its validity, interpretation, performance, and enforcement shall be governed by the laws of the State of Delaware.

                                   SECTION 22
                                  COUNTERPARTS

        This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which shall be deemed to constitute one and the same instrument.


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        IN WITNESS WHEREOF, the Company through its officers duly authorized, and the Executive both intending to be legally bound have duly executed and delivered this Agreement, to be effective as of the Effective Date.

                                          ROLLINS TRUCK LEASING CORP.

Date:____________________                 By:  /s/ John W. Rollins, Jr.
                                               ---------------------------------
                                               John W. Rollins, Jr.
                                               President and Chief Executive
                                               Officer


                                          EXECUTIVE

Date:____________________                      /s/ Patrick J. Bagley
                                               ---------------------------------
                                               Patrick J. Bagley
                                               Vice President - Finance and
                                               Treasurer


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